Pyrophyte Acquisition Corp. II

3262 Westheimer Road, Suite 706

Houston, Texas 77098

July 14, 2025

VIA EDGAR

Benjamin Holt

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3233

Re:	Pyrophyte Acquisition Corp. II
Registration Statement on Form S-1
Filed June 27, 2025, as amended
File No. 333-288391

Dear Mr. Holt:

Pyrophyte Acquisition Corp. II hereby withdraws its prior acceleration request, dated July 11, 2025, with respect to its Registration Statement on Form S-1 (File No. 333-288391).

Please call Elliott Smith of Perkins Coie LLP at (212) 261-6847 should you require further information.

[Signature Page Follows]

Very truly yours,

By:	/s/ Sten Gustafson
Name:	Sten Gustafson
Title:	Chief Financial Officer

cc:	Elliott Smith, Perkins Coie LLP